Exhibit 99.1
China Yuchai International Extends Loan Agreement with
HL Global Enterprises Limited
Singapore, Singapore — February 3, 2010 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its wholly owned subsidiary Venture Lewis Limited (“VLL”) has extended the loan of S$93,000,000 (“Loan”) granted to HL Global Enterprises Limited (“HLGE”) in February 2009 to refinance the zero coupon, unsecured, non-convertible bonds (“Bonds”) issued by HLGE in 2006 and which matured on July 3, 2009 (“Maturity Date”). An early partial redemption of the Bonds was undertaken by HLGE prior to the Maturity Date. The Company through another wholly owned subsidiary, Grace Star Services Ltd., owns 45.39% of the issued ordinary shares of HLGE.
The unsecured Loan has, pursuant to the terms of the original loan agreement been extended for another one year. The main terms of the new Loan are interest at a rate of 3.42% per annum being the aggregate of a margin of 2.5% per annum and the 12-month Singapore Interbank Offer Rate expressed in percentage rate fixed by the Association of Banks in Singapore for Singapore Dollars as of February 2, 2010 which was 0.92%. In the event the interest rate charged on the funds utilized by China Yuchai for their investment in HLGE is increased, the Company has a right to negotiate with HLGE with a view to agreeing on an increase in the interest rate payable by HLGE under the Loan agreement subject to compliance with certain regulatory requirements. A negative pledge undertaking against any disposal or creation of security over substantially all of HLGE’s assets without VLL’s consent is also included.
The Company’s Board of Directors approved the extension of the Loan after considering (i) the deterioration in HLGE’s financial condition in 2009 as a result of the global financial crisis, (ii) the need to ensure the continued financial viability of HLGE in which China Yuchai is the single largest shareholder as it is believed that this is the best option to protect and procure a return on the Company’s significant investment in HLGE pending HLGE’s successful disposals of its non-core and non-performing assets to repay the Loan, and (iii) potential merger and acquisition opportunities by HLGE to grow its earnings base. This transaction has also been reviewed and approved by the Company’s audit committee who has determined that the terms of the extension of the Loan are fair and reasonable and not prejudicial to the interests of the Company’s shareholders.
About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com .
For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel:	+1-646-284-9409
Email:	kevin.theiss@us.grayling.com dixon.chen@us.grayling.com